EXHIBIT 2

Schedule A

Transactions during the past 60 days

Transaction Date	Nature of Transaction	Quantity	Weighted Average Price Per Share*	Price Range
				Min	Max
2/28/2025	Purchase	399,280	$7.85	$7.47	$7.95
3/3/2025	Purchase	100,720	$7.97	$7.80	$8.05
3/3/2025	Purchase	351,962	$8.02	$7.80	$8.10
3/4/2025	Purchase	148,038	$8.00	$7.82	$8.10
3/4/2025	Purchase	500,000	$7.92	$7.76	$8.10
3/4/2025	Purchase	100,000	$8.09	$8.05	$8.10

*The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares purchased at each price within the ranges set forth in the table above.